News Releases

Dobson Communications Files Amendment to Registration Statement for
Preferred Stock Exchange Offer and Consent Solicitation

OKLAHOMA CITY, Feb. 11, 2005 — Dobson Communications Corporation (“Dobson” or the “Company”) (Nasdaq:DCEL) announced that it has filed a pre-effective amendment to its registration statement with the U.S. Securities and Exchange Commission (“SEC”), reflecting changes to the terms of its proposed offer to exchange cash and stock for up to all of its outstanding 12.25% Senior Exchangeable Preferred Stock and 13% Senior Exchangeable Preferred Stock (the “Exchange Offer”).

As revised, upon commencement of the Exchange Offer, for each share of preferred stock tendered, accepting holders would receive (1) cash in the amount of $301 and (2) one share of Dobson’s newly created Series J Mandatory Convertible Preferred Stock (“Series J Preferred Stock”). Each share of Series J Preferred Stock would be convertible at the option of the holder into 209 shares of Dobson’s Class A Common Stock, and would automatically convert into 209 shares of Dobson’s Class A Common Stock if the volume weighted average price of the Class A Common Stock for any consecutive 20-day period ending on a date following the Authorization Date (as described below) exceeds $2.25 per share. If the Exchange Offer is consummated, Dobson intends to seek common shareholder approval of an increase in the amount of its authorized Class A Common Stock at its 2005 Annual Meeting of Stockholders by an amount at least equal to the number of shares of Class A Common Stock issuable upon conversion of all shares of Series J Preferred Stock issued in the Exchange Offer. No conversion of the Series J Preferred Stock would be permitted until after the date such approval is obtained (the “Authorization Date”).

The Series J Preferred Stock would have a liquidation preference per share in an amount equal to the greater of (1) $560 plus amounts accreting thereon, and (2) the amount to be received upon liquidation on an as-converted basis. The liquidation preference would initially accrete at a rate of 1.5% per annum, with such rate increasing by 1% semi-annually thereafter until redemption or conversion. The Series J Preferred Stock is subject to mandatory redemption on November 1, 2013.

As part of the Exchange Offer, Dobson would also solicit consents from holders of its 12.25% preferred stock and 13% preferred stock to (1) amend the respective certificate of designation governing each series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock and (2) waive compliance by Dobson with the provisions of such certificates of designation that are proposed to be eliminated by the proposed amendments until the proposed amendments become effective or until 18 months after the expiration date of the Exchange Offer (the “Consent Solicitation”). A holder of preferred stock that delivers such consent and waiver would not be entitled to any fee or other additional consideration in connection therewith.

The changes to the terms of the proposed Exchange Offer reflected in the amended Registration Statement reflect substantial discussions with, and input from, certain representatives of the holders of the 12.25% preferred stock and 13% preferred stock and their advisors; however, such representatives have advised Dobson that neither the initial terms and conditions of the proposed Exchange Offer nor the amended terms and conditions of the proposed Exchange Offer are acceptable to them at present. Nevertheless, it is the present intention of Dobson to proceed with the offer substantially as set forth in its amended filing in the event the Registration Statement is declared effective by the SEC on or before February 14, 2005.

The dealer manager and solicitation agent for the concurrent Exchange Offer and Consent Solicitation is Houlihan Lokey Howard & Zukin Capital, Inc.

Questions regarding the Exchange Offer and Consent Solicitation may be directed to and, after the Exchange Offer and Consent Solicitation are commenced, a copy of the written prospectus relating to the Exchange Offer and Consent Solicitation may be obtained from the information agent, Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, New York 10004 at (212) 809-2663. These securities are offered only by means of a written prospectus. This is neither an offer to sell nor a solicitation of an offer to buy any securities.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Company Information

Dobson is a leading provider of wireless phone services to rural markets in the United States. Headquartered in Oklahoma City, Dobson owns wireless operations in 16 states. For additional information on Dobson and its operations, please visit its Website at http://www.dobson.net.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to risks and uncertainties. These include, but are not limited to, statements regarding the Company’s plans, intentions and expectations. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks include, but are not limited to, the following: uncertainties associated with future revenue and revenue growth; the impact of the Company’s significant leverage on its operating plans; and various other uncertainties associated with the telecommunications industry and the Company’s operations in particular. A more extensive discussion of the risk factors that could impact these areas and the Company’s overall business and financial performance can be found in the Company’s reports and other filings filed with the Securities and Exchange Commission, including the registration statement relating to the Exchange Offer. Given these concerns, investors and analysts should not place undue reliance on forward-looking statements.

CONTACT:	Dobson Communications Corporation J. Warren Henry (405) 529-8820